May 15, 2018

Mr. John Stickel

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Cedar Fair, L.P.

Registration Statement on Form S-4

Filed on April 11, 2018

File No. 333-224226

Dear Mr. Stickel:

This letter sets forth the response of Cedar Fair, L.P. (the “Partnership”) to the Staff’s comments on the above-referenced Form S-4. These comments were transmitted to us by letter dated April 27, 2018. The responses set forth below are numbered to correspond to the numbering in the Staff’s comment letter. For ease of reference, we have repeated the Staff’s comments in italics.

General

1.	Please update the prospectus to include the information required by Item 19(a)(7) of Form S-4, including the information required by Item 402 of Regulation S-K, for the most recently completed fiscal year.

Response: The Partnership has revised its disclosure on pages 63 through 116 in response to the Staff’s comment.

Mr. Stickel

Securities and Exchange Commission

May 15, 2018

2.	Please be advised that we will not be in a position to declare this registration statement effective until you have cleared all comments on your periodic reports. Please refer to the comment letter dated April 17, 2018 regarding the current report on Form 8-K furnished on February 14, 2018.

Response: In response to the Staff’s comment, the Partnership advises that, on May 2, 2018, the Staff informed the Partnership that it completed its review of the current report on Form 8-K furnished on February 14, 2018.

If you have any additional questions or comments, please contact me directly at (419) 627-2295.

[Remainder of Page Intentionally Left Blank]

Sincerely,

/s/ Brian C. Witherow

Brian C. Witherow

Executive Vice President

and Chief Financial Officer

CC:	Risë B. Norman, Esq.

Simpson Thacher & Bartlett LLP